UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TEGNA Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87901J105

(CUSIP Number)

Joseph Mause

Standard General L.P.

767 Fifth Avenue, 12th Floor
New York, NY 10153

Tel. No.: 212-257-4701

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent

.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,124,315
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,124,315

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,124,315
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.7%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,124,315
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,124,315

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,124,315
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [☐
13	Percent of Class Represented by Amount in Row (11) 9.7%
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $1.00 per share (the “Common Stock”) of TEGNA Inc., a Delaware corporation (the “Issuer” or the “Company”). This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Initial Schedule 13D”) that was originally filed on September 30, 2019, as amended by Amendment No. 1 filed on January 15, 2020 and Amendment No. 2 filed on March 18, 2020 (as amended by this Amendment, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as in the Initial Schedule 13D.

This Amendment is being filed to amend and supplement Items 4, 5, 6 and 7 of the Schedule 13D as set forth below.

Item 4.

On March 30, 2020, Standard General, together with the other participants named therein filed a definitive proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission to be used to solicit votes for the election of its slate of four director nominees at the 2020 annual meeting of shareholders of the Company.

Items 5 and 6.

Of the 21,124,315 shares of Common Stock previously reported herein as being beneficially owned by the Reporting Persons, in a series of transactions during March 25, 2020 through March 31, 2020 (as set forth below), the Reporting Persons sold an aggregate of 5,000,000 shares of Common Stock and entered into swaps with respect to an aggregate of 5,000,000 shares of Common Stock with unaffiliated third-party financial institutions.

The percentage calculations herein are based upon the statement in Issuer’s proxy statement filed on March 25, 2020 with the Securities and Exchange Commission, that there were 218,352,668 shares of Common Stock of the Issuer outstanding as of March 20, 2020.

Transaction	Date	No. Shares	Price Per Share
Common Stock - Sell	3/25/2020	(1,000,000)	$12.5852
Swap for Common Stock - Buy	3/25/2020	1,000,000	$12.60
Common Stock - Sell	3/26/2020	(1,000,000)	$13.268
Swap for Common Stock - Buy	3/26/2020	1,000,000	$13.2783
Common Stock - Sell	3/27/2020	(1,000,000)	$12.9839
Swap for Common Stock - Buy	3/27/2020	1,000,000	$12.9914
Common Stock - Sell	3/30/2020	(1,000,000)	$10.5788
Swap for Common Stock - Buy	3/30/2020	1,000,000	$10.5883
Common Stock - Sell	3/31/2020	(1,000,000)	10.8205
Swap for Common Stock - Buy	3/31/2020	1,000,000	$10.8248

Item 7.

Exhibit 99.1 Joint Filing Agreement, by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G relating to Common Stock of the Issuer, filed by the Reporting Persons with the Securities and Exchange Commission on August 14, 2019

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2020

STANDARD GENERAL L.P.

By:	/s/ Joseph Mause
Name:	Joseph Mause
Title:	Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement, by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G relating to Common Stock of the Issuer, filed by the Reporting Persons with the Securities and Exchange Commission on August 14, 2019